Filed Pursuant to Rule 433

Registration No. 333-157177

February 9, 2009

Pricing Term Sheet for 5.900% Senior Notes due 2039

Issuer:	Cisco Systems, Inc.
Ticker:	CSCO
Ratings:	A1 / A+
Security Type:	SEC Registered
Size:	$2,000,000,000
Maturity:	February 15, 2039
Coupon:	5.900%
Price:	99.777%
Yield:	5.916%
Spread:	+225 bps
Treasury Security Yield:	3.666%
Minimum Denominations:	$2,000 and any integral multiple of $1,000 above that amount
CUSIP/ISIN:	17275RAD4/US17275RAD44
Trade Date	February 9, 2009
Pay Dates:	February 15 and August 15, commencing on August 15, 2009
Make-Whole:	T+35 bps
Settlement:	February 17, 2009
Bookrunners:	Banc of America Securities LLC Goldman, Sachs & Co. J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Standard Chartered Bank

UBS Securities LLC

Standard Chartered Bank is not a U.S. registered broker-dealer and, therefore, does not intend to effect any sales of the notes in the United States.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling Banc of America Securities LLC toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com, (ii) calling Goldman, Sachs & Co. toll-free 1-866-471-2526, (iii) calling J.P. Morgan Securities Inc. collect 212-834-4533, (iv) calling Citigroup Global Markets Inc. toll-free 1-877-858-5407, (v) calling Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649, or (vi) calling Wachovia Capital Markets, LLC toll free 1-800-326-5897.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.